Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon
Partner
d +44 (20) 7280-2091
m +44 (7702) 779-181
pcastellon@proskauer.com
www.proskauer.com

October 21, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                 Mr. Jeffrey P. Riedler

Re:                             TiGenix

Draft Registration Statement on Form F-1

Submitted on October 21, 2015

CIK No. 0001581987

Dear Sir:

On behalf of TiGenix (the “Company”), we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 30, 2014, relating to the above-referenced draft registration statement of the Company submitted confidentially to the Commission on Form F-1 on October 3, 2014, as amended on December 16, 2014.

The Company is concurrently confidentially submitting via EDGAR a further revised confidential draft registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the confidential draft registration statement. Page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised confidential draft registration statement.

The responses provided herein are based upon information provided to Proskauer by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two (2) copies of each of this letter and the revised confidential draft registration statement (marked to show changes from the amended draft registration statement submitted confidentially to the Commission on December 16, 2014).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Stock Options, Warrants and Other Incentive Plans, page 138

1.                                      We note your new disclosure on page 139 regarding the present intention of your board of directors to issue additional warrants to employees and members of your executive management, if your ADS initial public offering is successful. Please revise the Prospectus Summary to add another bullet point at the bottom of page 8 indicating the number of warrants you intend to grant under the plan at the time the offering is consummated and include this same information again in the last paragraph on page 45.

Response to Comment 1:

The Company has revised its disclosure as requested on pages 9 and 55 of the revised confidential draft registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, p., page 41

2.                                      Please refer to your response to comment 3. Please revise your disclosure to include total research and development expense incurred from May 2011 to date and also total costs incurred from May 2011 to date for CX601 and CX 611 separately. Clarify in the disclosure that the company acquired Cellerix in May 201I which owned the eASC-based technology platform that is the basis of your pipeline.

Response to Comment 2:

The Company has revised its disclosure as requested on pages 72 and 73 of the revised confidential draft registration statement.

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised confidential draft registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon
Peter Castellon

cc:                                Eduardo Bravo, TiGenix